Item 77D:

JPMorgan Ultra Short Duration Bond Fund and JPMorgan High Yield Bond Fund changed their names to the JPMorgan Limited Duration Bond Fund and JPMorgan High Yield Fund effective August 31, 2009 and September 14, 2009, respectively.  Effective August 31, 2009, the Limited Duration Bond Fund changed its name and amended its duration strategy as disclosed in a supplement dated August 21, 2009.  Effective September 14, 2009, the High Yield Fund eliminated a policy requiring it to invest 80% of its assets in bonds and adopted a new non-fundamental 80% policy.  As indicated in the N-SAR filed November 2, 2009, shareholders approved the elimination of the 80% policy to invest 80% of its assets in bonds.  In addition, the Fund changed its investment strategies to permit the Fund to invest up to, but not more than, 30% of its net assets in loan assignments and participations (Loans) and Unfunded Commitments and up to 20% of its assets in investment grade securities.